Exhibit 6.1

Calculation of earnings per share data and weighted average number of shares outstanding.

	For the year ended December 31,
	1999	2000	2001	2002	2003
Number of shares	113,152,446	113,152,446	113,152,446	113,152,446	113,152,446
Net Income (in thousands of U.S.$)	276,061	341,152	180,931	286,351	419,467
Net income per share	2.44	3.01	1.60	2.53	3.71